UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information To Be Included In Statements Filed

Pursuant To Rules 13d-1(b), (c) And (d) And

Amendments Thereto Filed Pursuant To Rule 13d-2*

POKERTEK, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

730864105 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 730864105

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Arthur Lee Lomax
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 591,000 (See Item 4) 6. SHARED VOTING POWER 0 (See Item 4) 7. SOLE DISPOSITIVE POWER 591,000 (See Item 4) 8. SHARED DISPOSITIVE POWER 0 (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 591,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2%
12.	TYPE OF REPORTING PERSON IN (See Item 4)

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CUSIP No. 730864105

Item 1.	(a)	Name of Issuer: PokerTek, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 1020 Crews Road, Suite J Matthews, North Carolina 28106

Item 2.	(a)	Names of Persons Filing: Arthur Lee Lomax

	(b)	Address of Principal Business Office or, if none, Residence: 75 Carmel Lane Columbus, North Carolina 28722

	(c)	Place of Organization or Citizenship: U.S.

	(d)	Title of Class of Securities: Common Stock, no par value

	(e)	CUSIP Number: 730864105

Item 3.	If this statement is filed pursuant to §§240.13d - 1(b) or 240.13d - 2(b) or (c), check whether the person filing is a: Not Applicable.

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CUSIP No. 730864105

Item 4.	Ownership.

(a) Amount beneficially owned: 591,000

(b) Percent of Class: 6.2%

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote 591,000

(ii) Shared power to vote or to direct the vote 0

(iii) Sole power to dispose or to direct the disposition of 591,000

(iv) Shared power to dispose or to direct the disposition of 0

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Not Applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not Applicable

Item 8.	Identification and Classification of Members of the Group Not Applicable

Item 9.	Notice of Dissolution of Group Not Applicable

Item 10.	Certifications Not Applicable

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CUSIP No. 730864105

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 2006

ARTHUR LEE LOMAX

By:	/s/ Arthur Lee Lomax
Arthur Lee Lomax

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